Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and the related Prospectus of Zalicus Inc. for the registration of up to $75,000,000 of debt securities, preferred stock, common stock, warrants and units and to the incorporation by reference therein of our reports dated March 9, 2012, with respect to the consolidated financial statements of Zalicus Inc., and the effectiveness of internal control over financial reporting of Zalicus Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

August 21, 2012